UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                  CHINA SHENGHUO PHARMACEUTICAL HOLDINGS, INC.
                  --------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                      None
                                      ----
                                 (CUSIP Number)

                             Anthony C. Pintsopoulos
                      210 South Federal Highway, Suite 205
                            Deerfield Beach, FL 33441
                                 (310) 203-2902
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 31, 2006
                                 ---------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [None]

1. Names of Reporting Persons.                         Anthony C. Pintsopoulos
   I.R.S. Identification Nos. of above persons (entities only)
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)[ ]
    (b)[ ]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
   OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization U.S.A.
--------------------------------------------------------------------------------
                    7.  Sole Voting Power 0
                        --------------------------------------------------------
Number of           8.  Shared Voting Power                               59,760
                        --------------------------------------------------------
Shares Bene-        9.  Sole Dispositive Power                            0
                        --------------------------------------------------------
ficially Owned     10.  Shared Dispositive Power                          59,760
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person          59,760
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                    (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------

(1) Less than 1%, based on 19,119,400 shares of Common Stock outstanding as of August 31, 2006.

Amendment No. 1 to Schedule 13D

      This Amendment No. 1, dated September 5, 2006, to Schedule 13D is filed on behalf of Anthony C. Pintsopoulos ("Reporting Person"), and amends that certain
Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on November 7, 2005 (the "Schedule 13D") relating to the common stock ("Common Stock"), $.0001 par value per share, of China Shenghuo Pharmaceutical Holdings, Inc. (the "Issuer"), a Delaware corporation.

      Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

      The Reporting Person purchased the 243,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $2,250.00 in October 2005. The source of funding for this purchase was through personal funds.

      As more fully described in Item 4, which is incorporated herein by reference, and in connection with a share exchange transaction that closed on August 31, 2006, the Reporting Person canceled 183,240 shares which decreased the number of shares beneficially owned by the Reporting Person from 243,000 shares to 59,760 shares. The Reporting Person did not receive any cash consideration for the cancellation of the shares. The Reporting Person also resigned from all executive, director and other positions with the Issuer upon closing of the share exchange transaction.

Item 4.   Purpose of Transaction

      On June 30, 2006, the Company entered into a Share Exchange Agreement (the "Exchange Agreement") with Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., a company formed under the laws of the People's Republic of China ("Shenghuo China"), and Lan's Int'l Medicine Investment Co., Limited, a Hong Kong corporation and shareholder holding 93.75% of the equity interest of Shenghuo China ("LIMI"). The Share Exchange closed on August 31, 2006. The Issuer and its shareholders agreed to cancel an aggregate of 2,036,000 shares of common stock such that there were 664,000 shares of common stock outstanding immediately prior to the Share Exchange. As described in Item 3, which is incorporated herein by reference, the Reporting Person is one of the shareholders that agreed to cancel shares.

Item 5.   Interest in Securities of the Issuer

      (a) The Reporting Person beneficially owns an aggregate of 59,760 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock (based on the number of outstanding shares upon as of August 31, 2006).

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 59,760 shares of Common Stock owned by the Reporting Person.

      (c) Not applicable.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 59,760 shares of Common Stock owned by the Reporting Person.

      (e) The Reporting Person ceased to own more than 5% of the outstanding securities of the Issuer on August 31, 2006, the closing of the Share Exchange Transaction.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Share Exchange Agreement, dated as of June 30, 2006, by and among SRKP 8, Inc., Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., and Lan's Int'l Medicine Investment Co., Limited (incorporated by referenced from Exhibit 2.1 to the Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on July 28, 2006).

Exhibit 2 Amendment No. 1 to the Share Exchange Agreement, dated as of August 11, 2006, by and among SRKP 8, Inc., Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., and Lan's Int'l Medicine Investment Co., Limited (incorporated by referenced from
                  Exhibit 2.1(a) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 18, 2006).


Exhibit 3 Amendment No. 2 to the Share Exchange Agreement, dated as of August 28, 2006, by and among SRKP 8, Inc., Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., and Lan's Int'l Medicine Investment Co., Limited (incorporated by referenced from
                  Exhibit 2.1(a) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2006).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  September 5, 2006



                                     ANTHONY C. PINTSOPOULOS


                                     By:
                                              /s/ Anthony C. Pintsopoulos
                                              ---------------------------
                                              BY:  Anthony C. Pintsopoulos

                                  EXHIBIT INDEX


Exhibit 1 Share Exchange Agreement, dated as of June 30, 2006, by and among SRKP 8, Inc., Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., and Lan's Int'l Medicine Investment Co., Limited (incorporated by referenced from Exhibit 2.1 to the Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on July 28, 2006).

Exhibit 2 Amendment No. 1 to the Share Exchange Agreement, dated as of August 11, 2006, by and among SRKP 8, Inc., Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., and Lan's Int'l Medicine Investment Co., Limited (incorporated by referenced from
                  Exhibit 2.1(a) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 18, 2006).


Exhibit 3 Amendment No. 2 to the Share Exchange Agreement, dated as of August 28, 2006, by and among SRKP 8, Inc., Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., and Lan's Int'l Medicine Investment Co., Limited (incorporated by referenced from
                  Exhibit 2.1(a) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2006).